News Release Takeda Announces New Assignments of Directors and Appointment of Julie Kim as Representative Director, President and CEO • Board of Directors appoints Julie Kim as Representative Director, President & CEO following shareholder vote • Announces new appointments and assignments of directors OSAKA, Japan and CAMBRIDGE, Massachusetts, June 24, 2026 - In the final step of its 18-month CEO transition, Takeda (TSE:4502/NYSE:TAK) today announced that Julie Kim was officially appointed Takeda’s Representative Director, President and Chief Executive Officer. During the 150th Annual General Meeting of Shareholders, which took place in Osaka, Japan, shareholders elected Julie as a new internal director to the Board of Directors. Following the vote and conclusion of the meeting, the Board of Directors appointed her as Representative Director, President & CEO. Upon conclusion of the meeting, former president & CEO Christophe Weber retired from the Company and the Board. Chair of the Board of Directors Meeting, Masami Iijima, commented: “On behalf of Takeda’s Board of Directors, I would like to congratulate Julie Kim on becoming Takeda’s President and CEO. The Board of Directors is confident in Ms. Kim to drive executional excellence as Takeda launches a number of highly anticipated medicines and grows long-term shareholder value. The Board would like to thank Christophe Weber for his 12 years of extraordinary service to Takeda. He delivered global scale and an innovative pipeline, while strengthening Takeda’s reputation globally as a company built on integrity. We wish him all the best in the future.” President & CEO, Julie Kim, commented: “It is a privilege and honor to lead Takeda and position the company for long-term profitable growth and increased patient impact. I would like to thank Christophe for his leadership over the last 12 years and in particular, his guidance during the transition period. I would also like to thank our shareholders, Mr. Iijima and the Board of Directors, including the six retiring external Directors, for their support. Going forward, I’m excited to partner with the elected Board to continue our important work for patients and other stakeholders. As we enter our next era, we have three major launches planned in the next 12 months and we are continuing to advance our robust pipeline of five additional highly innovative late-stage assets. Our growth roadmap built around our two strategic horizons positions us for a successful future for patients, our talented employees and shareholders.”

2 Julie Kim brings more than three decades of global healthcare experience and a track record of advancing innovation, expanding access to life-changing medicines and delivering meaningful impact for patients and communities. She joined Takeda in 2019 through the acquisition of Shire and held several executive-level roles, including president of the Plasma-Derived Therapies Business Unit and president of the U.S. Business Unit before becoming CEO-elect in 2025. Learn more about Julie’s experience and leadership roles on Takeda.com and refer to the attached document. To help guide Takeda’s next growth chapter, shareholders elected members of the Board of Directors, including three new external directors: Bruce Broussard, Koichiro Kimura and Dr. Paul Stoffels. • Mr. Broussard brings decades of leadership experience with large global companies and international business management, and deep expertise in the U.S. healthcare system. • As the former Chairman of PricewaterhouseCoopers in Japan, Mr. Kimura has extensive experience in geopolitical risk and corporate governance across the Asia-Pacific region. • Dr. Stoffels brings an exceptional track record in pharmaceutical R&D innovation, having overseen the global launch of 25 medicines, first as Chief Science Officer at Johnson & Johnson, and then as CEO of biotechnology company Galapagos. At the Board of Directors and the Audit and Supervisory Committee meetings following the Annual Meeting of Shareholders, new assignments of directors were determined. Takeda's Board of Directors has eight members serving as external directors out of a total of 11 members, helping to ensure transparency and objectivity. An external director will continue to chair the Board of Directors meeting. The Audit and Supervisory Committee, the Nomination Committee and the Compensation Committee will be composed solely of external directors including their chairs. 1. New Assignment of Directors Who Are Not Audit and Supervisory Committee Members (Effective June 24, 2026) Name Category Role Julie Kim Internal/New Representative Director, President & Chief Executive Officer Milano Furuta Internal/Existing Director, Chief Financial Officer Andrew Plump Internal/Existing Director, President, Research & Development Masami Iijima External/Existing External Director, Chair of the Board Meeting Steven Gillis External/Existing External Director John Maragnore External/Existing External Director Paul Stoffels* External/New External Director Miki Tsusaka External/Existing External Director *Dr. Paul Stoffels is also a Substitute Audit and Supervisory Committee member

3 2. Directors Who Are Audit and Supervisory Committee Members (Effective June 24, 2026) Name Category Role Koichiro Kimura External/New External Director, Head of Audit and Supervisory Committee Bruce Broussard External/New External Director, Audit and Supervisory Committee Member Kimberly A. Reed External/Existing External Director, Audit and Supervisory Committee Member 3. New Assignment of Nomination Committee and Compensation Committee Members (Effective June 24, 2026) Nomination committee: Masami Iijima (Chairperson), Steven Gillis and Koichiro Kimura (Observer: Julie Kim) Compensation committee: John Maraganore (Chairperson), Masami Iijima, Kimberly A. Reed, Miki Tsusaka About Takeda Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values- based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com. Important Notice For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this press release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

4 The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners. Forward-Looking Statements This press release and any materials distributed in connection with this press release may contain forward- looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward- looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects”, “forecasts”, “outlook” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States and with respect to international trade relations; competitive pressures and developments; changes to applicable laws and regulations, including drug pricing, tax, tariff and other trade-related rules; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic; the success of our environmental sustainability efforts, in enabling us to reduce our greenhouse gas emissions or meet our other environmental goals; the extent to which our efforts to increase efficiency, productivity or cost- savings, such as the integration of digital technologies, including artificial intelligence, in our business or other initiatives to restructure our operations will lead to the expected benefits; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results. Contacts Investor Relations Christopher O’Reilly Takeda.ir.contact@takeda.com Media Relations Tsuyoshi Tada (Tokyo) toiawase_kouhou@takeda.co.jp Kristi Bond (Boston) Media_relations@takeda.com ###

5 (Attachment) 1. Biography of Newly Appointed Representative Director Name (Date of Birth) Business Experience Number of ADSs Held* Julie Kim (June 6, 1970) June 2016 June 2016 May 2018 January 2019 January 2019 April 2022 August 2025 September 2025 November 2025 January 2026 June 2026 Joined Shire plc Head of International Value Demonstration & Access Head of Global Hematology Franchise Joined Takeda Pharmaceutical Company Limited President, Plasma-Derived Therapies Business Unit President, U.S. Business Unit, and U.S. Country Head President, U.S. Business Unit, U.S. Country Head and Interim Head, Global Portfolio Division Director and Chief Executive Officer, Takeda Pharmaceuticals U.S.A., Inc. (present) Interim Head, Global Portfolio Division CEO-Elect Representative Director, President & CEO (present) 173,773 ADSs * There are no ordinary shares held as of the filing date.